

Mail Stop 3561

February 4, 2010

Sardar Biglari
Chief Executive Officer
The Steak n Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204

> **Re: The Steak n Shake Company**
> **Amendment No. 2 to**
> **Schedule 13E-3 relating to Western Sizzlin Corporation**
> **Filed January 25, 2010**
> **File No. 005-54359**
>
> **Amendment No. 2 to**
> **Form S-4**
> **Filed January 25, 2010**
> **File No. 333-163192**
>
> **Amendment No. 1 to**
> **Form 10-K**
> **Filed January 28, 2010**
> **File No. 000-08445**

Dear Mr. Biglari:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-4, Filed January 25, 2010

Recommendation of the Western Sizzlin Special Committee;
Reasons for, and Effects and Fairness of, the Merger, page 29

1.   We note your response to comment eight of our letter dated January 15, 2010, and
        we reissue in part. Please explain how the following substantive factors relate to
        the substantive fairness of the terms of the transaction, particularly the
        consideration, offered to unaffiliated stockholders:

   •   That Western Sizzlin unaffiliated shareholders would not be subject to risks
        that arise from owning an equity interest in Western Sizzlin, as discussed in
        the fourth from last bullet on page 31;
   •   That the consideration offered was the highest consideration that could be
        negotiated from Steak n Shake, as discussed on the third from last bullet on
        page 31;
   •   The costs and disadvantages to Western Sizzlin of remaining a public
        company, as discussed in the second to last bullet on page 31;
   •   The lack of alternative offers, as discussed in the first bullet on page 32;
   •   The absence of a financing condition, which increased the likelihood that a
        merger would be consummated, as discussed in the second bullet point on
        page 32;
   •   The timing of the merger, as mentioned in the second to last bullet on page 32;
   •   The special committee's belief that it was fully informed about how the
        interests of Messrs, Biglari, Cooley, and Dash differed from those of the
        unaffiliated stockholders, as discussed in the last bullet on page 32.

Risk Factors, page 75

You may experience difficulty transferring, page 75

2.   We note your response to our prior comment 5 and your added disclosure. Please
        briefly describe the requirements that are specified in the indenture to obtain a
        physical debenture certificate for a stockholder who acquires a beneficial interest
        in debentures that are issued in the form of a global debenture so that the investor
        can assess the risk. Similarly describe the requirements of the applicable
        depositary, to the extent practicable.

Amendment to Form 10-K, Filed January 28, 2010

Compensation Discussion and Analysis, page 6

3.   We note your disclosure for fiscal year 2009 regarding bonus payments and that
        bonuses were influenced by operating results. For example, we note that

subjective factors were used in evaluating executive performance and that bonuses were influenced by operating results. Similarly, we note your disclosure regarding targets under the Incentive Bonus Plan for fiscal year 2008. Please include qualitative and quantitative disclosure regarding the determination of targets and targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

4. We note your statements on page six that "executive compensation consists exclusively of a salary and cash bonus" and that "the company does not grant stock options to executive officers." However note "b" to the summary compensation table on page eight indicates that options were granted to Mr. Roberts during the most recently completed fiscal year, on 9/28/09. You also state on page nine that "no awards were made under equity or non-equity incentive plans in fiscal 2009." Please tell us the source of the options granted to Mr. Roberts on 9/28/09. Include whether these options were a part of any plan, the structure of the award and how the award was determined.

Employment Agreements, page 7

5. We note your disclosure regarding benchmarking information. Please identify the companies to which you benchmark and the degree to which such companies are comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendments where we can find the changes. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.

Sardar Biglari
The Steak n Shake Company
February 4, 2010
Page 4

Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Dana Brown at (202) 551-3859 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney Advisor

cc: Mark B. Barnes
Fax: (317) 592-4868